UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

The China Fund, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

169373107

(CUSIP Number)

Barry M. Olliff

c/o City of London Investment Management Company Limited

77 Gracechurch Street, London, UK EC3V 0AS

(610) 380-2110

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 169373107

1	NAME OF REPORTING PERSON

City of London Investment Group PLC (CLIG), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,190,605
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,190,605
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,190,605
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.7%
14	TYPE OF REPORTING PERSON

HC

2

CUSIP NO. 169373107

1	NAME OF REPORTING PERSON

City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,190,605
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,190,605
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,190,605
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.7%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. 169373107

1	NAME OF REPORTING PERSON

Julian Reid
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 169373107

1	NAME OF REPORTING PERSON

Richard A. Silver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 169373107

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is being filed by City of London Investment Group PLC ("CLIG"), City of London Investment Management Company Limited ("CLIM”), Julian Reid and Richard A. Silver (collectively, the “Reporting Persons”).

(b)       The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D. The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached. The principal business address of Mr. Reid is 601–603, Bonham Trade Centre, 50 Bonham Strand East, Sheung Wan, Hong Kong. The principal business address of Mr. Silver is 67 Fuskie Lane, Daufuskie Island, South Carolina 29915.

(c)       CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including: (i) Emerging (BMI) Markets Country Fund ("BMI"), a private investment fund organized as a Delaware business trust; (ii) Emerging Markets Free Fund ("CF"), a private investment fund organized as a Delaware business trust; (iii) Emerging Markets Global Fund ("CG"), a private investment fund organized as a Delaware business trust; (iv) Emerging Markets Investable Fund ("CI"), a private investment fund organized as a Delaware business trust; (v) Global Emerging Markets Fund ("EUREKA"), a private investment fund organized as a Delaware business trust; (vi) The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company; (vii) Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust; (viii) Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust; (ix) Investable Emerging Markets Country Fund ("INV"), a private investment fund organized as a Delaware business trust; (x) The EM Plus CEF Fund ("PLUS" and, together with the foregoing private investment funds, the “City of London Funds”), a private investment fund organized as a Delaware business trust; and (xi) unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts" and, together with the City of London Funds, the “Funds”). Mr. Reid is the Chairman of the Board of Directors of The Korea Fund, Inc. Mr. Silver is an Independent Director and Chair of the Audit & Compliance Committee of the Board of Directors of The Korea Fund, Inc.

(d)       None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e)       None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6

CUSIP NO. 169373107

(f)       CLIG and CLIM are companies incorporated under the laws of England and Wales. Mr. Reid is a citizen of the United Kingdom. Mr. Silver is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Reporting Persons acquired beneficial ownership over the Shares reported in this Schedule 13D with the invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 308,857 Shares owned directly by BMI was $5,425,015, inclusive of brokerage commissions. The aggregate purchase price of the 116,563 Shares owned directly by CF was $2,199,777, inclusive of brokerage commissions. The aggregate purchase price of the 250,030 Shares owned directly by CG was $4,579,463, inclusive of brokerage commissions. The aggregate purchase price of the 172,029 Shares owned directly by CI was $3,093,005, inclusive of brokerage commissions. The aggregate purchase price of the 334,219 Shares owned directly by EUREKA was $6,762,039, inclusive of brokerage commissions. The aggregate purchase price of the 168,067 Shares owned directly by EWF was $2,791,841, inclusive of brokerage commissions. The aggregate purchase price of the 158,448 Shares owned directly by FREE was $2,690,559, inclusive of brokerage commissions. The aggregate purchase price of the 305,041 Shares owned directly by GBL was $5,916,131, inclusive of brokerage commissions. The aggregate purchase price of the 46,658 Shares owned directly by INV was $723,812, inclusive of brokerage commissions. The aggregate purchase price of the 42,096 Shares owned directly by PLUS was $825,376, inclusive of brokerage commissions. The aggregate purchase price of the 2,288,597 Shares owned directly by the Segregated Accounts was $40,165,317, inclusive of brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 29, 2017, the Reporting Persons delivered a letter to the Issuer nominating Julian Reid and Richard A. Silver (the “Nominees”) for election to the Board of Directors (the “Board”) at the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”). The Reporting Persons believe that change to the composition of the Board is warranted given the qualifications of its Nominees, as evidenced by their bios below, as well as the underperformance of the Issuer. The Nominees are highly qualified candidates with relevant credentials and industry experience who the Reporting Persons believe can be extremely helpful in evaluating and executing on initiatives to unlock value at the Issuer.

Julian Reid has spent 40 years in the global financial services industry, specializing particularly in Asian markets. Since 2004, he has been the Chairman of the Board of Directors of The Korea Fund, Inc. (NYSE:KF), a single-country, closed-end fund with approximately $280 million in assets. Mr. Reid served as a Director of Jardine Fleming China Region Fund, Inc. (NYSE: JFC), a closed-end fund investing in equity securities of companies with substantial assets in, or revenues derived from, the People's Republic of China, Hong Kong, Taiwan, and Macau, from May 1998 until its dissolution in July 2017. In addition, Mr. Reid has served as the Chief Executive of 3a Funds Group, a macro-style investment manager specializing particularly in Asian securities, from 2002 to December 2012; Director and Chairman of Morgan’s Walk Properties Limited, a management company for a London residential development, from 2002 to 2008; Director and Chairman of Prosperity Voskhod Fund Ltd. (LSE: PVF), a London listed, closed-end, limited life fund pursuing an event-driven and restructuring strategy, from October 2006 to October 2016; and JM Properties Limited, a Gibraltar- and subsequently Malta-based, United Kingdom property development company, from 2007 to 2014. Mr. Reid is an Affiliate of the Securities Industry of Australia and has been licensed by the respective regulatory bodies in the United Kingdom, Hong Kong, Singapore and Australia. In 2007, Mr. Reid was named “Small Board Trustee of the Year” by Fund Directions, a U.S. publication focusing on corporate governance issues, for his work as the independent chairman of The Korea Fund, Inc. The Reporting Persons believe Mr. Reid’s 40 years’ domestic and international closed-end fund experience, including his service as the chairman and director of numerous closed-end funds, and his knowledge of the Asian environment will make him a valuable addition to the Board.

7

CUSIP NO. 169373107

Richard A. Silver has served as an Independent Director and Chair of the Audit & Compliance Committee of the Board of Directors of The Korea Fund, Inc. (NYSE: KF), since July 2006. Mr. Silver has more than 30 years of senior executive experience in the investment management industry. He previously served as Executive Vice President for Fidelity Investments, from 2000 to 2005, and Treasurer and Chief Financial Officer for Fidelity Management & Research Co., from 1997 to 2000, during which time he oversaw accounting, financial reporting and related operations for more than 400 mutual funds and 2,300 other investment portfolios. He also served as Senior Vice President, Treasurer and Chief Financial Officer of The Colonial Group, Inc. for nearly 19 years, heading the company’s financial services group. In addition, Mr. Silver served as the chairman of the Accounting/Treasurers’ Committee of the Investment Company Institute for approximately seven years.  Mr. Silver received his B.S. in Accounting from Bentley University and his M.B.A. from Suffolk University.  The Reporting Persons believe Mr. Silver’s more than 30 years of experience as a senior executive in the investment management industry well qualifies him to serve on the Board.

The Reporting Persons may engage in discussions with management and the Board to reach a mutually agreeable resolution. It is the Reporting Persons’ intent to prepare and file with the Securities and Exchange Commission a proxy statement to be distributed to stockholders and to solicit proxies in support of the Nominees.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a), (b) As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 4,190,605 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 26.7% of the 15.723 million Shares outstanding as of November 22, 2017, as last reported by the Fund. As of the date hereof, BMI, CF, CG, CI, EUREKA, EWF, FREE, GBL, INV, PLUS, and the Segregated Accounts owned directly 308,857; 116,563; 250,030; 172,029; 334,219; 168,067; 158,448; 305,041; 46,658; 42,096; and 2,288,597 Shares, respectively, representing approximately 2.0%, 0.7%, 1.6%, 1.1%, 2.1%, 1.1%, 1.0%, 1.9%, 0.3%, 0.3% and 14.6% respectively, of the 15.723 million Shares outstanding as of December 28, 2017. As of the date hereof, Messrs. Reid and Silver do not own any Shares.

(c)       Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected since the filing of Amendment No. 4 to the Schedule 13D is set forth below:

8

CUSIP NO. 169373107

Portfolio	Date	Shares Purchased	Price
Seg Acct	29-Nov-17	5,400	21.646
CF	1-Dec-17	7,000	21.384
CF	4-Dec-17	3,534	21.408
CF	6-Dec-17	7,740	20.75
CF	7-Dec-17	4,727	20.822
CF	8-Dec-17	1,000	21.18
CF	11-Dec-17	2,152	21.461
CF	12-Dec-17	2,374	21.327
Seg Acct	18-Dec-17	12,794	20.856
CF	19-Dec-17	6,916	20.894
Seg Acct	19-Dec-17	10,000	20.894
Seg Acct	21-Dec-17	6,622	21.010
Seg Acct	22-Dec-17	11,708	21.213
FREE	27-Dec-17	8,512	21.121
Seg Acct	28-Dec-17	6,912	21.360
EUREKA	29-Dec-17	12,733	21.53

(d)       Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December, 29, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2018 Annual Meeting.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement by and among City of London Investment Group PLC, City of London Investment Management Company Limited, Barry M. Olliff, Julian Reid and Richard A. Silver, dated December 29, 2017.
99.2	Powers of Attorney.

9

CUSIP NO. 169373107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 3, 2018

City of London Investment Group PLC

By:	/s/ Barry M. Olliff
	Name:	Barry M. Olliff
	Title:	Director

City of London Investment Management Company Limited

By:	/s/ Barry M. Olliff
	Name:	Barry M. Olliff
	Title:	Director

/s/ Barry M. Olliff
Barry M. Olliff As attorney-in-fact for Julian Reid and Richard A. Silver

10

CUSIP NO. 169373107

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Susannah Nicklin	Non-Executive Director
Mark Driver	Non-Executive Director
Barry Aling	Non-Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Tracy Rodrigues	Finance Director
Thomas Griffith	Director
Mark Dwyer	Director